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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X   Form 40-F
                                       ---           ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                    Yes      No X
                                       ---     ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                    Yes     No X
                                       ---    ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes    No X
                                      ---    ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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

Endesa Simplifies Its Corporate Structure and Strengthens Its
Operating Units

    NEW YORK--(BUSINESS WIRE)--July 27, 2004--

      The Company Adapts Its Corporate Structure to Reinforce Its
            Strategy, Centered on Its Core Energy Business
                      and Focused on The Customer

    Following a proposal from the Chief Executive Officer, Rafael Miranda Robredo, the Board of Directors of Endesa (NYSE: ELE) approved, in a meeting held on 26th July, 2004, a new corporate structure for the company, designed to strengthen its strategic direction.
    The new structure is the appropriate organizational response to the concentration of the company on its energy business as the nucleus of its activities, to the need to reinforce the focus on the customer within the framework of the liberalization process facing Endesa's domestic market, as well as to the significant position achieved in Spain, Portugal, other European markets and Latin America.
    The new organizational structure meets two basic criteria: the need to bring in a more compact, simplified and responsive organization and the ultimate aim of reducing the structure at the center, freeing up resources for the business units. As a result, business units will strengthen their operating activities and will manage the resources needed to achieve their objectives.
    This structure will allow the Company to speed up the achievement of its strategic objectives, namely: defending its leadership position in the Iberian market; consolidating and taking advantage of the opportunities arising from the considerable position reached in Europe; exploiting the improved outlook in Latin America; materializing the expected value from the telecommunications business; and maintaining its financial strength.

    The new management structure to be implemented in the company is the result of four key lines of action:

    -- Designing a small Corporate Center which allows an appropriate balance between control and economies of scale, on the one hand, and greater degrees of freedom for the business units on the other.

    -- Building a united organization oriented towards Endesa's primary focus, namely its core business of generation, transportation, distribution and sales of electrical energy, gas and related services.

    -- Establishing three large centers of activity or business lines, each one based in a well-defined geographic area: Spain and Portugal, which will be managed as one integrated market, the rest of Europe and Latin America.

    -- Reinforcing the performance culture which characterizes the Company through greater accountability of business unit managers and appropriate performance incentives.

    Principle advantages of the new organization

    As a result of the decisions taken:

    -- The Corporate Center will be slimmer, thereby improving its dynamism, agility and efficiency, focusing its work on corporate policy definition, the management of critical resources and functions with economies of scale.

    This will allow cost reductions and the transfer of resources to the business lines to strengthen their operating activities.

    -- With this objective, the finance and control functions of the Corporate Center will be merged. This will facilitate the integration of financial and economic information and make reporting more simple and flexible.

    In parallel, the design of the control function throughout the organization will allow for simultaneous support to business unit managers and independent monitoring of business unit results.

    -- In line with the above, there will be a transfer of HR resources from the Corporate Center to the business units. The resulting, smaller corporate HR function will focus on the definition and management of global HR policies for all geographic areas and businesses, on executive and talent management, and on pension fund administration.

    Additionally, the Services function will focus on the management of those activities which add the most value to the business units and satisfy the needs of the internal customer. This will ensure the realization of economies of scale through the use of global suppliers, the transfer of best practices between businesses and the joint development of information systems.

    -- The business unit structure will be adapted to the strategic priorities of the Company, focused on the energy business. This implies the dissolution of Endesa Diversification as a separate business area.

    -- Additionally, business units will increase both their autonomy with regard to decision making as well as their accountability for delivering results. They will control all critical management levers, bringing decision making powers closer to the operations.

    -- In this way, the operational ability of the energy business in Spain and Portugal will be considerably strengthened, placing directly under its control the resources and management tools which until now were situated within the Corporate Center.

    -- This decision will bring critical functions closer to the line, also facilitating the management of the Company's regional organizations.

    As a consequence, the existing regional structure in Spain will be reinforced, ensuring maximum proximity to the customer and accurate planning of the resource needs of each market, in particular as regards the distribution business.

    The advantages of these decisions for the regions in which Endesa operates will add to the existing benefits from locating the headquarters of Endesa Distribucion in Barcelona and Endesa Generacion in Seville. Among these advantages is the more efficient fulfillment of Endesa's investment program outlined in its Strategic Plan, especially in the distribution business.

    -- On the other hand, given its growing relevance within the Company's portfolio, the European business will become an independent business unit .

    -- Finally, the Latin American business unit will retain its existing structure.

    Principle changes resulting from the new organization

    Corporate Center

    The Company's Corporate Center will have a more compact structure, with much of its operational content transferred to the business units. At the same time, the Corporate Center will strengthen its natural activities of strategy, control, risk and resource management and global policy design and management.
    Accordingly, the finance and corporate control functions will merge into one corporate unit, the corporate strategy unit will incorporate the planning function, and the HR and Services units will be redesigned to focus on corporate roles.

    As a result, the more significant specific changes within this area are:

    -- Corporate Finance and Accounting will henceforth be known as Corporate Finance and Control and will integrate into its existing activities the budgetary and control functions.

    This corporate division, under the direction of Jose Luis Palomo Alvarez, will retain the two existing subdivisions: Finance, led by Eduardo Roca Tarda, and Accounting, led by Javier Avila Sieteiglesias, while incorporating a third, Corporate Control, led by Maribel
Fernandez Lozano as Corporate Director.

    -- Strategy, led by the Corporate Strategy Director Carlos Torres Vila, retains its existing activities of strategy, organization and processes, while assuming responsibility for planning and development. Additionally, Strategy will assume responsibility for the interests of the Company in the telecommunications sector.

    -- Human Resources, led by the Corporate HR Director, German Medina Carrillo, will develop a more strategic profile, with its more operational functions being transferred to the business units, and will include the management of global policies for HR and labor relations, talent management and executive development, and pension administration.

    -- The new Services division, led by Antonio Pareja Molina, Corporate Services Director, will comprise three elements: a corporate purchasing unit, which will define corporate policies for purchasing and outsource management, Systems and Telecommunications, and General Services (including property management). The subunits in charge of environmental management and purchasing execution, currently within Endesa Servicios, will be transferred to the Spain and Portugal business unit.

    -- The existing Planning and Resources division and the Diversification business unit will both disappear, resulting in the future winding up of Endesa Diversificacion.

    -- The remainder of the Corporate Units: Audit, Legal and Public Relations, together with the General Secretary and the Company Secretary, will remain unchanged.

    Spain and Portugal

    -- The Spain and Portugal business unit will incorporate all the energy assets based in these countries, thereby reflecting the reality of an integrated Iberian market. The responsibility for this Division will be assumed by Jose Damian Bogas Galvez, Chief Operating Officer for Spain and Portugal. He will be the most senior person responsible for the energy business in this area.

    This Division includes the functions of the former Electricity Business Division and will be organized along four business lines:
Energy Management, Generation, Distribution and Energy Sales.

    Energy Management, under the responsibility of Pedro Larrea
Paguaga ,Managing Director, will be structured as a business, managing all activities in the Iberian wholesale power markets, as well as those of fuels and emission rights. Additionally, it will assume risk management and energy planning for its geographic area.

    Generation, led by Manuel Moran Casero, Managing Director, will integrate the assets in Spain which it already manages, which include mining, as well as the generation assets in Portugal, currently in Endesa Europe, and Endesa Cogeneration and Renewables (ECYR).

    Distribution and Energy Sales, under the respective responsibilities of Jose Luis Marin Lopez Otero, Managing Director, Distribution and Javier Uriarte Monereo, Managing Director, Energy Sales, will essentially maintain the functions and asset management activity which they currently undertake.

    In addition, the Spain and Portugal Division will have dedicated support units for its operations, with a range of subdivisions to undertake the following functions: Economy and Control; under the responsibility of Juan Maria Moreno Mellado; HR, to be led by Miguel Angel Martinez Fernandez; Strategy, Regulation and Environment, under the leadership of Jose Casas Marin; and Purchasing, under the responsibility of Jose Maria Camara Tercero (all of them Deputy Managing Directors). As a result, the Spain and Portugal Division will control all the management levers necessary to fully carry out its business.

    -- The new organization confirms the role of the Regional Divisions of Endesa as key pillars of the company's structure in the Spanish market. Within the Spain and Portugal Division, the Regional Managing Directors will continue to maintain the double role of, on the one hand, representing all the businesses with respect to all institutional third parties in their regions in conjunction with the Presidents of the Regional Advisory Boards and, on the other, of directly managing the distribution networks, including coordinating all service points and commercial offices. This latter activity is undertaken under the leadership of the Managing Director, Distribution.

    Under this structure, which guarantees an optimal balance between the operational benefits of integrating processes and specific responses to the individual needs of each of the regions, Endesa will maximize its use of the Regional Advisory Boards.

    Europe

    The energy business for the rest of Europe will be managed by an independent business unit, entitled European Division, with small support units which will take maximum advantage of Endesa Italy's existing resources. As a result of this decision, Endesa Europa, a 100% owned subsidiary of Endesa S.A., will have its own Board of Directors.

    The European Division will assume responsibility for the management of all the businesses and assets located in Italy, France and the Maghreb, with the Portuguese assets being transferred to the Spain and Portugal Division, and retaining Endesa Trading for energy management within the European arena.

    Jesus Olmos Clavijo will head this division as Chief Operating Officer for Europe. He will be replaced as head of Endesa Italy by Alvaro Quiralte Abello,Managing Director.

    Latin America

    The former International Division will be renamed the Latin American Division, retaining the existing structure albeit with small changes consistent with the changes made in the Corporate Center, designed to slim down the support units. This Division will continue to be led by Luis Manuel Rivera Novo, Chief Operating Officer for Latin America.

    The Executive Committee

    As a result of the decisions outlined above, the Executive Management Committee of Endesa will be formed by the following: Rafael Miranda Robredo, who will chair the Committee as Chief Executive Officer, the Chief Operating Officer for Spain and Portugal, Jose Damian Bogas Galvez, the Chief Operating Officer for Latin America, Luis Rivera Novo, the Chief Operating Officer for Europe. Jesus Olmos Clavijo, the Chief Financial Officer, Jose Luis Palomo Alvarez, the Corporate Strategy Director, Carlos Torres Vila, the Corporate HR Director , German Medina Carrillo, the Corporate Services Director , Antonio Pareja Molina, the Corporate Legal Director , Borja Acha Besga, the Corporate Director of Communication, Gabriel Castro Villalba, as well as the General and Board Secretary, Salvador Montejo Velilla.

    CONTACT: North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ENDESA, S.A.

Dated: July 27th, 2004          By: /s/ David Raya
                                   --------------------------------------
                               Name: David Raya
                              Title: Manager of North America Investor Relations